UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1	OMB APPROVAL
Certificate of Accounting of Securities and Similar	OMB Number: 3235-0359
Investments of a Management Investment Company	Expires: March 31, 2012
in the Custody of Members of	Estimated average burden
National Securities Exchanges	hours per response. 1.5

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number:			Date examination completed:
811-21479			November 30, 2010
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD D 07703853	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Madison Harbor Balanced Strategies, Inc.
4. Address of principal executive office (number, street, city, state, zip code): 405 Lexington Avenue 47th Floor, New York, NY 10174

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

EisnerAmper	EisnerAmper LLP
ACCOUNTANTS & ADVISORS	750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700
Fax 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of
Madison Harbor Balanced Strategies, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Madison Harbor Balanced Strategies, Inc. (the "Fund") complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of November 30, 2010.  Management is responsible for the Fund's compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of November 30, 2010, and with respect to agreement of security purchases and sales, for the period from October 1, 2010 (the date of our last examination) through November 30, 2010:

•	Confirmation of all security positions located with the Custodian, Morgan Stanley Smith Barney, as of November 30, 2010.

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian as of November 30, 2010.

•	Agreement of five security purchases and five security sales since our last report from the books and records of the Fund to the broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Madison Harbor Balanced Strategies, Inc. complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of November 30, 2010, with respect to securities reflected in the investment account of the Fund, is fairly stated in all material respects.

This report is intended solely for the information and use of management, Directors and Shareholders of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ EisnerAmper LLP
New York, New York
January 28, 2011
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